LYFETYMES

technology lifestyle family ecommerce marketplace

Plan Parties Easily— Your Celebration, Your Way

LYFETYMES.COM SAN ANTONIO TEXAS



LYFETYMES
CELEBRATE THE GOOD TYMES IN LYFE
Party Planning For Everyone
Party Planning Made Easy. Free Tools you need to Plan, Host & Celebrate Birthdays, Baby Showers, or Any Occasion



Until now, the party and the entertaining process is the same way it was in the 1950s. Planning a celebration is stressful, time-consuming, and task-oriented. LYFETYMES wants to be a valuable resource for all of LYFE's Celebrations. Not spending countless hours stressing over planning details or worse; not celebrating milestones at all.

Katie Cunningham Founder & CEO @ LYFETYMES

Why you may want to support us...

1. People planning celebrations in 15+ countries.
2. We are scaling quickly 400% Month over Month in [revenue? customers?].
3. First Mover Advantage-First Digital Party & Celebration Platform & Marketplace
4. Large TAM/Attractive Audience Demographic (Moms 84MM/$2.1T Consumer Spending power)
5. Diversified Revenue Channels/User Acquisition Multiplier through Vertical Network Effects
6. Diversified Revenue Channels/User Acquisition Multiplier through Vertical Network Effects
7. Global reach- Australia, Canada, UK, etc.- Any celebration, any language
8. Dream Team with Battle-Tested Leadership and Experience

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Katie Cunningham
Founder & CEO
Head of US Customer Acquisition & Retention for Top 5 Bank, Led & Executed innovative initiatives and revenue strategies generating Millions in Revenue. Consulted numerous Fortune 100 Companies & Startups on Customer Strategy and Digital Innovation.



Tri Nguyen
Technology
Expert in AI, ML, and Data Analytics. Expert in building complex digital platforms that provide innovative, technical solutions to solve consumer pain points. Recognized as Top UX Designer and Website Designer. Y combinator Semi-Finalist



Nguyen Thi Mai Linh
Lead Designer and Product Manager
10+ years of Leadership Experience in software development, Built courttrax.com - Largest federal and state court record information. Built Multiple Apps for large companies like Boeing. Past CEO of TSPACE Technology Solution Company limited



Lauren Gill
Communication and Partnerships
Ensures companies become household names. Supported the #1 tech media company in the world. She has landed coverage in Forbes, WSJ, CNBC, Huffington Post, Moneyish, Fitness Magazine, CIO.com, Today Show, Techcrunch Informationweek, and more.

Why people love us

Katie has the experience, vision, and moxie to see this innovative idea through to its ultimate success. She saw a need in the party planning space and she ran with it. But unlike so many of us who see a need, or have an idea, she actually found the right people to help her build out her vision. So many of us have 'good ideas,' but nothing ever comes of them because we don't take any steps to make them happen. Katie is different. She's one of the most determined people I've ever met. I can't wait to see where she takes this company! Everyone needs an online party-planning tool in this modern age of online shopping--who has time to run around to 8 different stores and bakeries? Why not plan... read more

Kristiina G Craven
Advisor



Katie is exceptional. So dedicated and brilliant. Her business is a disruption of the party industry and she is working tirelessly to make it happen
Lauren Gill Advisor

Katie has climbed the corporate ladder, and made it to the top successfully. After years in corporate she used her skills to create her business Lyfetymes. She's an incredibly hard, driven worker and founder.
Alexis Angelini Customer

See more on Buzz

In the news

Celebrate The Good TYMES in LYFE

Party Planning Stress Disorder (PPSD)Aka: What happens to you when you try to plan a party

It happened to me. Again.

I was on a flight over who knows where working my corporate job. I had volunteered earlier that month to plan my girlfriends Baby Shower and now in a full panic because it was around the corner.

So I googled “Plan A Baby Shower,” assuming someone had created "The Knot" for Parties or Hostesses to collaborate. I was surprised when what I got back were some blogs and printable checklists. Then I searched “Birthday Party” goose-egg "Graduation Party" notta. "Bridal Shower" zippo. "Holiday Party" lump of coal. Over and over.

But there was no end to end place to plan celebrations. Because of this, folks trek to multiple stores or websites to invite friends, buy decorations, book venues, and complete all other party planning tasks, taking up hours in the week that we don’t have to spare.

I started researching every step in the celebration industry and realized that there was not anything out there to give folks one experience to plan celebrations from ideation to memories. Technologically everything was moving at light speed around all industries. I polled moms, had round tables, spoke with party planners, and it was just as bifurcated as I thought.

Interestingly, the pain point always revolves back to the time and emotional burden of planning these events. A lot of people say it takes weeks of worrying and 20-40+ hours of planning to throw a quality party. It becomes exceptionally stressful as these moms don't want to disappoint anyone or be judged negatively, and therefore dread planning the event.

And there was a reason to celebrate solving this problem.

Celebrating is a $400+ Billion Industry in the U.S. Alone. Have you been to any of these types of Celebrations?


What are you Celebrating?
Select Your Party Below To Start
BIRTHDAY
BABY SHOWER
HOLIDAY PARTY
DINNER PARTY
BRIDAL SHOWER
GRADUATION
ENGAGEMENT
SHE SAID YES!!!
ANNIVERSARY
ANY OCCASION
RETIREMENT
BAPTISM
PET CELEBRATION

Mom's are the designated party planners. As painful as this process is, they take a lot of pride in putting on a great party or celebration. 84MM moms control 85% of the Household Monthly Budget equaling the power of $2.1T Consumer Spending. There are around 74MM Children under 18 in the US.

That’s a ton of parties, milestones, holidays, graduations.

According to a recent study, the average employed mother spends 98 hours per week working, which includes juggling children, household chores, and their job. Mothers are running out of hours in the week. It is a currency, as valuable as money. With so much on their plates, moms don’t have much time for anything beyond their typical day-to-day tasks, including party planning.

Also, there are almost 4MM babies born in the US every year, and now an arriving bundle of joy is more than a one-time event. In today's world, It's a "We are Expecting Party," a "Gender Reveal"Party, A "Couples" Shower, "Mom Baby Shower," A "Sip, and See" after the baby arrives.

And then we have our younger generation who love hosting experiences and come up with new reasons to celebrate like for getting together like Dinner Parties, Tailgaters, Friendsgiving and Galentines Day, etc. Then there are plenty of Engagement Parties, Bridal Showers, and Bachelorette Parties that Hostesses need to plan.

So we built, LYFETYMES. Your All-In-One Party Planner


LYFETYMES
CELEBRATE THE GOOD TYMES IN LYFE
Party Planning For Everyone
Party Planning Made Easy. Free Tools you need to Plan, Host & Celebrate Birthdays, Baby Showers, or Any Occasion
Let's Get The Party Started
Party Websites
Easily personalize your free website with party details to share with family & friends
Easy to Use
1. Pick Your Celebration
2. Enter Some Party Details
3. Start Planning!
DIY Planning Tools
Digital Checklist and Tools help you save time and get back to the fun stuff!

With LYFETYMES, LYFE is made easy by putting the fun back into planning celebrations.

LYFETYMES is your All-In-One Digital Party Planner; you can plan all your celebrations in one experience end-to-end. It's great for Birthday Parties, Baby Showers, Bridal Showers, Holiday's, Graduation Parties, or Any Occasion. LYFETYMES takes the stress out of planning, allowing you to spend more time celebrating and making memories.

LYFETYMES innovative and time-saving tools make preparing for a celebration easy and fun. LYFETYMES eliminates the customary stress of party planning by streamlining the process. This celebration platform and marketplace allows users to create a personalized party website, invite friends, purchase decorations, book vendors and venues, create a gift registry, complete checklists, and keep an eye on the budget all in one place.


PARTY PLANNING HAS NEVER BEEN EASIER
Sign-up for LYFETYMES to get access to your all-in-one party planner
Party Vision
Create Your Big Day, Pin & Share Inspiration
Party Websites
Create your free website to share with family & friends
Registry & Gifts
Register for gifts or cash or shop gifts
Party Dashboards
Easy View Dashboard with countdowns, to-do's & timelines
Planning Checklist & Budgets
Customizable list, set deadlines, budget & assign to Co-Hosts
Manage Guests
Get Addresses, manage RSVPs, send invites, message guests
Inspiration Boards
Upload and share your favorite pictures from social media
LYFEMINDERS
Lyfe's little reminders- you pick the day, and we will send you a reminder
Decorations
Shop popular items or get inspiration
Vendor & Venues
Search for local pros in your area
Food & Drink
Menu Planning, Order Food Online, Grocery Lists

How LYFETYMES Helps

You can start planning a party in 30 seconds from your couch in your pajamas, at your own pace, at any point in the process. You can design multiple celebrations at one time and past access celebration to duplicate information like guest info. Are you throwing a Baby Shower with five other Hostesses? You can invite other hostesses in to help with planning, assign tasks, share ideas, etc. Users are in control and can select their own adventure and where they want to begin!


celebration dashboards
ALL THE KEY PARTY DETAILS IN ONE EASY PLACE
inspiration boards
PIN PHOTOS, GET INSPIRED & SHARE IDEAS
food & drink
MENU PLAN, ORDER FOOD & CATERING OR MAKE & SHARE SHOPPING LISTS
invitations & guests
SEND INVITATIONS, MANAGE GUEST LISTS & RSVPS
your celebration website
SHARE PARTY DETAILS
SHARE REGISTRY
GET RSVPS
party decorations
LOOK OR SHOP FOR BALLOONS, PARTY FAVORS, AND MUCH MORE
registry & gifts
CREATE A REGISTRY, ADD AN EXISTING ONE OR SHOP FOR GIFTS
stress free planning
CHECKLISTS, BUDGET TOOLS, ASSIGN TASKS & MORE
vendors & venues
SEARCH & RESERVE ANYTHING FOR YOUR PARTY!

Each above Verticle is Revenue Earning Opportunity

For example, let's look at The LYFETYMES Celebration & Party Marketplace- The Motherboard of Finding Party Suppliers, Vendors & Venues


The Celebration & Party Marketplace
Enter venue name
Search city
SEARCH
VENDOR? JOIN HERE
Bakeries
Spa and Beauty
Caterer
Party Venues
All Party Entertainment
Hotels
Party Equipment & Rentals
Video & Photo
Party Planner
Airbnb
Invitations
Car Rental
Air Travel
Church Venue
Need An Errand Run?
Restaurant Venue
Find a Local Florist
Event Planning & Staffing
Party Decorations
Fun Party Favors
Amazon
ETSY
Food Delivery
Wine & Spirits Delivery
Some of our Favorite Gift Partners
Target
Amazon
Bed Bath and Beyond
Gifts For You Now
Gourmet Gift Baskets
Some of Our Favorite Party Decoration & Favor Partners
Zazzle
MyWeddingFavors
Birthday in a Box
Beau-Coup
Amazon
Some of our Favorite Food and Drink
Bake Me A Wish
Caviar
Goldbely
Candy Store
Wine



Our focus has primarily acquiring users for Market Validation. Now that we proved that, during 2020, we hope to engage Brands that compliment the Celebration Sector for Partnerships to drive value and earn revenue for LYFETYMES.

We have also personalized every party-goers role.



the star of the show
INVITE HOSTS & COHOSTS
GUEST LISTS & RSVPS
CREATE & SHARE REGISTRY
PIN PHOTOS & SHARE IDEAS
help make your day perfect
hostess with the mostess
INVITE COHOSTS & SHARE IDEAS
MANAGE GUEST LISTS & RSVPS
PLANNING TOOLS & BUDGETS
CREATE CELEBRATION WEBSITE
less time stressing, more time celebrating
lyfe of the party
GET CELEBRATION DETAILS
VISIT REGISTRY & SHOP GIFTS
RSVP AND MESSAGE HOSTS
wouldn't be a party without you

LYFE OF THE PARTY (Guest)-Guests will be able to view invitation details, mapping directions, gift, and registry information and send the host or co-host questions.

HOSTESS WITH THE MOSTESS (Hosts & Co-Hosts)- If your hosting alone or have 10 Cohosts, We have built the best hosting and cohosting platforms to divide and conquer. We eliminate the confusion. Share tasks, updates, ideas, manage budget all in one place.

STAR OF THE SHOW (Guest of Honor)- GOH can collaborate with Hostess(s) on their special day with a limited view (so you don't give all the details away!) to help with invites, provide registry information, and personalize the event.

This is also the beauty of viral network effects- each user helps introduce LYFETYMES brand and functionality to non-users.

Personalized Party Websites

Bye-bye Snail Mail. Our users can create a Party Website in a click to share details with guests in a click, get instant RSVPs, verify whose attending, venue mapping and even send a note back to the host. We also are the only planning site where you can personalize your party website with photo AND video now.



Party Websites
Easily personalize your free website with party details to share with family & friends
Easy to Use
1. Pick Your Celebration
2. Enter Some Party Details
3. Start Planning!
DIY Planning Tools
Digital Checklist and Tools help you save time and get back to the fun stuff!
Start Planning For Free
FREE PARTY WEBSITES
Share all of your Party Details with guests.
Personalize with Photo or Video
Start Your Website

Click below to see an example of our Video function of a Personalized Website and what Mom's Are Loving and making guests smile. Who wouldn't show up for her?



September 24, 2019
Watch later
Share
RSVP
Celebration Details
CELEBRATION NAME
Someone is turning 3
COUNTDOWN TO

LYFEMINDERS

We know that not every day is a party, but it's still important to remember someone's birthday, anniversary, or any special day, so we created LYFEMINDERS- Lyfe's little reminders - you pick the day, and we will send you a reminder so you can send your love. In 2020, we hope to launch revenue strategies to send gifts and cards in a click.



Your Celebrations
START NEW CELEBRATION
Upcoming
History
Celebration Name | Celebration Date | Time to go | Your Role | Attending Guests | Type of Celebration | Action
50th | Sat, Oct 26, 2019 04:00 PM | 8 Days | Host | 0 | Birthday
Halloween Party | Thu, Oct 31, 2019 07:00 PM | 13 Days | Host | 2 | Holiday
Lyfeminder
+ NEW REMINDER
Upcoming
History
Reminder Type | Person Name | Reminder Date | Time to go | Action
Birthday | MOM | Thu, Oct 31, 2019 04:00 AM | 12 Days

Explosive early traction + engagement.



Viewing: Lyfetymes
Impressions
15.8m 176%
Total Audience
7.51m 140%
Engagements
429.01k 110%
Engaged Audience
326.23k 116%
Compared to previous 60 days

Our revised, improved page, increased functionality that we consistently release, and our creative no-cost customer acquisition marketing strategy is driving growing more and more every day. We have 2,000 registered users in the last 60 days, and it becomes in multiples every day. As we've optimized our conversion funnels by going to were people plan parties, we've seen clear improvements across multiple metrics. Mom's loyalty is strong! We are now ready to scale the business by going after the Mom market in earnest.

Our Customers Are Loving LYFETYMES

Here are a few of the many notes we get!



What People Are Saying About LYFTYMES
"I USED LYFETYMES TO PLAN A BABY SHOWER WITH 5 CO-HOSTS! ABSOLUTELY THE BEST WEBSITE FOR ANYONE PLANNING ANY SHOWER OR THAT HAS A GUEST HONOR" | MELISA L. PHOENIX, ARIZONA
"THE BEST PARTY PLANNING WEBSITE! I USED LYFETYMES TO PLAN MY SONS BIRTHDAY BASH AND IT SAVED ME HOURS AND IT WAS STRESS FREE- I WILL USE IT FOR ALL MY PARTIES FROM NOW" | ELIZABETH K. CHICAGO, ILLINOIS
"IT IS LIKE HAVING YOUR OWN PARTY PLANNER FOR FREE. MY DAUGHTER LOVED HER GRADUATION PARTY AND THE WEBSITE WAS SO EASY TO SHARE PARTY INFO AND GET RSVPS - I AM HOOKED!" DEBBIE N. SANFRANCISCO, CALIFORNIA

Our next steps are...

To keep growing the team and effort in engineering and on the marketing side. Add more engaging and buzz-worthy content and build new revenue streams, features, and products.

We hope to increase Customer LTV by adding additional features to LYFETYMES Consumer (our current platform) and building out LYFETYMES App and LYFTYMES PRO Platform (for vendors and venues) where we license our technology to party planning enterprises.

We're on a mission to change the way people around the world celebrate and create value for our investors.

Join The Party

Be First to help disrupt and reimagine how we celebrate. LYFETYMES Celebration Marketplace & Platform is a rare find. And we have a heck of a head start.

Diversified Revenue Channels- User Happiness and Revenue Optimization are our #1 Goal by building the best, most trusted Celebration Marketplace and Platform.

Global Reach- Australia, Canada, UK, etc.- LYFETYMES Goal- Any celebration, any language.

So come along in helping to make Millions of Happy Memories. Let's Get This Party Started!

We Look Forward To Having You As An Investor! THANK YOU!



LYFETYMES
LOGOUT
LYFETYMES
CELEBRATE THE GOOD TYMES IN LYFE
Party Planning For Everyone
Party Planning Made Easy. Free Tools you need to Plan, Host & Celebrate Birthdays, Baby Showers, or Any Occasion
Let's Get The Party Started
Party Websites
Easy to Use
DIY Planning Tools

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are making Millions of Memories. LYFETYMES is your All-In-One Digital Party and Celebration Planner; you can plan all your celebrations in one experience and end-to-end. It's great for Birthday Parties, Baby Showers, Bridal Showers, Holiday's, Graduation Parties, or Any Occasion. We take the stress out of planning, allowing you to spend more time celebrating and making memories. You can start planning a party or collaborating with Co-Hosts in 30 seconds from your couch in your pajamas.

Where will your company be in 5 years?

LYFETYMES will reimagine the celebration planning experience from planning to the guest experience. We hope to be the go-to trusted leader for interactive planning for celebrating important milestones or holidays. Given that LYFETYMES already has people planning celebrations in 15+ countries, we are also planning for the international expansion of each phase in the LYFETYMES. We want to be the market leader globally, from ideation to memories for every event from birth to life celebrations

Why did you choose this idea?

Until now, the party and the entertaining process is the same way it was in the 1950s. Planning a celebration is stressful, time-consuming, and task-oriented. LYFETYMES wants to be a valuable resource for all of LYFE's Celebrations. Not spending countless hours stressing over planning details or worse; not celebrating milestones at all.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Our team understands where innovation and technology solutions are heading. Not just in the party industry, but the change in AI, ML, AR, across sectors, and how to apply them to party verticle. Nearly everything in our lives has benefited from the advancement of technology, yet the Celebration Industry has remained fragmented verticles. LYFETYMES is changing this, making the process of planning, attending, and enjoying parties easy and interactive for guests. People want DIY digital solutions that can simplify complex bifurcated processes with multiple verticles to 1) deliver a "wow" experience, 2) and let the user choose where they go in the journey. And provide fantastic functionality, sharable collaborative tools, and great features.

What is your proudest accomplishment?

While we know, the platform is superior in terms of product offerings, planning functionality and features, we focus heavily on building a brand that creates the stickiness for long term adoption. And in this space, it is equally important to have quality functionality and a brand that consumers trust, love, and recommend to others. We understand our customer intimately and are focused on creating a lifelong customer that uses LYFETYMES for any celebration. We love hearing how we helped the mom throwing her child's first birthday party in a stress-free manner, or the best friend throwing the baby shower of someone's first child with 10 Co-Hosts was easy to collaborate. We want to enable people to celebrate and spend moments together.

How far along are you? What's your biggest obstacle?

We are scaling quickly 400% Month over Month. We just launched our new landing page that is more streamlined and driving significant user growth. Over the last 60 days, our content was up to 15.8m impressions, over 7.5 million video views, and over 429k engagements with only one media platform. In the last month, email subscribers have also grown to 1,000 in just 15 days. Our cost of acquisition is zero as of now. We have a 59% utilization. Average Mom is planning four celebrations a year, ranging from $500-$2000 depending on the party. The 4th quarter will be Holiday Season and many gatherings so the focus is to garner as many users as possible. The holiday season is an excellent time for this.

Who are your competitors? Who is the biggest threat?

There many more moments outside of a wedding or ticketed events to be celebrated. When it comes to party planning, there is no end to end platform in our vertical. The closest end-to-end competitor is Mi Padrino (backed by The Knot), but they are in a different vertical as they focus on Hispanic Cultural Events Planning like Quinceaneras. They are two years ahead, have $2MM in funding. When you look at the celebrations that we focus on, companies like E-Vite, Party City, and Punchbowl operate in the space, but none of them are end-to-end or concentrate on the entire customer journey. With party planning, people start at ideation point very upper funnel and spend at least 20-40 hours planning one party or celebration.

What do you understand that your competitors don't?

Our team understands where innovation and technology solutions are heading. Not just in the party industry, but the change in AI, ML, AR, across sectors, and how to apply them to party verticle. Nearly everything in our lives has benefited from the advancement of technology, yet the Celebration Industry has remained fragmented verticles. LYFETYMES will change this, making the process of planning, attending, and enjoying parties easy and interactive for guests. The mom who is working and trying to provide excellent moments for their kids and not have a nervous breakdown over it. Or the mom who can't afford the party planner but still want a pro like solution to help planning. There many more moments outside of a wedding or ticketed events to be celebrated.

How will you make money?

Like almost all Wedding/Free platforms (The Knot, Zola, Wedding Wire, Pinterest), It is free to the User. With LYFETYMES, each Planning Vertical creates revenue opportunities by keeping the user in the experience as the single point of the planning-the steering wheel. Revenue will be earned in three ways: Subscription Partners pay a monthly subscription fee to be listed. Commission - All party verticles earn revenue commission. Advertising Partnerships- Premium Placements- Retailers are looking to maximize their exposure and offerings and then top rank. Because we have data on the next milestones, there is an incentive for our Partners to stay engaged. We are pre-revenue today -by design-focused in rolling new tech and user growth.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We need to scale and leverage the built-in viral mechanics that can build our user base quickly. To succeed- while we have a powerful custom coded platform, but we need to continue to roll out new functionality to surprise and delight our consumers. We need to build an app (in the process). We need to be robust in marketing and media. Build the best customer CRM journey to maximize revenues.

What do you need the most help with?

While bootstrapped, we acquire customers through word of mouth referrals, earned media, and organic social media. With investment, we can be focused on social and search ads, affiliates, and influencers. For Moms and Parents specifically, we plan to double down on Google, Pinterest, and Facebook ads, and partnerships with senior organizations.

What would you do with the money you raise?

The money will go to Operations, Marketing, and Technology. We run slim and low overhead. Half the money will go towards technology development efforts on product map to build out more features and functionality of the Platform, App, and Marketplace, which will be our primary source for generating revenue.
The other half will go towards operational costs like sales, partnerships, marketing, SEO; Building a robust CRM Strategy, and Campaign efforts to continue to bring on new users and increase brand recognition.

What is your pain point and how did you validate it?

We researched every celebration space of the party industry and realized that there was no

one tool to plan celebrations from ideation to memories. When the idea for LYFETYMES started to materialize, we joined multiple facebook groups like Party Maven (90,000+ members), and exhaustively spoke with moms to figure out what they're struggling with, where they're getting stuck, what inspiration or content they want, and where they're calling mercy for help with. Results were in; it was just as bifurcated as I thought. And no, it had not been disrupted.

We feel incredibly grounded, knowing what milestones people celebrate, what they spend money on, pain points, and just about everything in the planning verticles. Interestingly, the pain point always revolves back to the time and emotional burden of planning these events. A lot of people say it takes weeks of worrying and 20-40+ hours of planning to throw a quality party. It becomes exceptionally stressful as these moms don't want to disappoint anyone or be judged negatively, and therefore dread planning the event.

Walk me through a step-by-step customer use case of your product.

You can start planning a party in 30 seconds from your couch in your pajamas. It is a complete digital experience to cover the verticals that are required in planning a celebration. It is like having a Free Party Planner at your fingertips. You can send Invites, RSVP's, Manage Guestlists, Make Menus and shop food, Create or Add Registry and Purchase Gifts, Digital Party Checklists and Budgets to assign roles and due dates, Shop and DiscoverDecorations, Pin Pictures and Ideate, and Create a Website and Share with Guests, and more. You can plan various celebrations at one time. And you can invite other hostesses to help with planning and assign tasks, share ideas, etc. Users are in control and can select wherever in the adventure they would like to begin, you can choose to start at the decor, food menus, invites, or website design -- and proceed in any order you want. Make a personalized party website (with video integration) from one central command center to share with guests. On the other side of the platform is a marketplace. One of the